UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 26, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom holds Annual General Meeting

Budapest — April 26, 2007 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider held its Annual General Meeting today. The AGM approved the audited annual reports on the 2006 business operations of the Magyar Telekom Group and Magyar Telekom Plc., the report of the Board of Directors on responsible corporate governance in the 2006 business year and decided on the dividend to be paid from the 2006 net income. The AGM also approved amendments to the Company’s Articles of Association, the rules of procedure of the Supervisory Board, elected new Board, Supervisory Board and Audit Committee members and took a decision on their remuneration.

The AGM heard the report of the Board of Directors on the management, business policy and financial situation of the Magyar Telekom Group and on the 2006 business operations of the Magyar Telekom Group and Magyar Telekom Plc. The reports of the Supervisory Board and the Auditor relating to the Company were also presented.

The General Meeting approved the 2006 consolidated annual report of the Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) with a 1,131,595 million HUF balance sheet total and a 87,464 million HUF profit after taxes (before deduction of 12,011 million HUF on minority shares).

The General Meeting approved Magyar Telekom Plc.’s 2006 annual report prepared according to the Hungarian Accounting Rules (HAR) with a 965,862 million HUF balance sheet total and an 88,399 million HUF profit after taxes.

The AGM reviewed and approved the report of the Board of Directors of Magyar Telekom Plc. on responsible corporate governance in the 2006 business year. The General Meeting, having evaluated the work of the members of the Board of Directors of the Company, decided to grant release to the members for the 2006 business year, with regard to §30 (5) of the Act on Business Associations.

The AGM decided to pay the shareholders a 70 HUF dividend on each equity share of 100 HUF face value and a 7,000 HUF dividend on each preference share of 10,000 HUF face value from the 2006 net income. The company will put in reserve the amount of 15,405,835,358 HUF remaining after payment of the dividend totaling 72,993,782,050 HUF from the profit after tax of 88,399,617,408 HUF calculated according to the Hungarian accounting rules. The starting date of the dividend payment is May 24, 2007. On May 7, 2007 the Company will publish a detailed announcement on the rules of dividend payment.

The General Meeting adopted the recommendation on the amendment to the Company’s Articles of Association. As a result, the list of activities of the Company has been expanded. In addition, the provisions of the Act on Business Associations were amended concerning the transformation of companies and the Articles of Magyar Telekom was amended accordingly.

In order to improve compliance with the relevant stock exchange and other regulations, the rules of procedure of the Supervisory Board (SB) have been modified. In line with the modifications, in future, the SB will provide an orientation program for new members, a further training program for all members, and will annually undertake a comprehensive evaluation of its own performance.

The mandate of the members of the Board of Directors, Supervisory Board and the Audit Committee of Magyar Telekom Plc. expired on the day of the Annual General Meeting. As a result, the AGM elected new Board, Supervisory Board and Audit Committee members.

•                  The following people have been elected members of the Board of Directors: Dr. István Földesi, Dr. Mihály Gálik, Michael Günther, Dr. Klaus Hartmann, Horst Hermann, Thilo Kusch, Christopher Mattheisen, Frank Odzuck, Dr. Ralph Rentschler, and Rudolf Kemler.

•                  The following people have been elected members of the Supervisory Board: Gellért Kadlót, István Koszorú, György Varju, Péter Vermes, Attila Csizmadia, Dr. Ádám Farkas, Dr. János Illéssy, Dr. Sándor Kerekes, Konrad Kreuzer, Dr. László Pap, Dr. György Szapáry, and Jutta Burke.

•                  The following people have been elected members of the Audit Committee: Dr. Ádám Farkas, Dr. János Illéssy, Dr. Sándor Kerekes, Dr. László Pap, and Dr. György Szapáry.

In compliance with the relevant provisions of the Articles of Association, the mandate of the members of the Board of Directors, the Supervisory Board and the Audit Committee will last 3 years, until May 31, 2010. If the AGM closing the 2009 business year is held at an earlier date, their mandate will expire on the day of the AGM.

The AGM determined the remuneration of the Chairman of the Board of Directors as 546,000 HUF/month, the remuneration of the members of the Board as 364,000 HUF/month; the remuneration of the Chairman of the Supervisory Board as 448,000 HUF/month, and the remuneration of the members of the Supervisory Board as 294,000 HUF/month. The 2005 AGM took a decision on the remuneration of the Chairman and members of the Audit Committee, which remains in force.

Finally, the AGM approved the nomination by PricewaterhouseCoopers Ltd. of the auditor personally responsible for the audit of the Company and the deputy auditor.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission.

Extract
from the Minutes of the Annual General Meeting of
Magyar Telekom Telecommunications Public Limited Company

held at the registered seat of Magyar Telekom Telecommunications Public Limited Company
(1013 Budapest, Krisztina krt. 55.) as of April 26, 2007, at 11.00 a.m.

Resolution No. 1/2007 (IV.26)

The General Meeting agrees to that the proceedings of the Meeting shall be recorded on tape.

The General Meeting adopts this Resolution with 645648414 affirmative votes, 0 negative votes, and 955000 abstentions.

Resolution No. 2/2007 (IV.26)

The General Meeting elects Dr. Tibor Székelyhídi Keeper of the Minutes in addition to electing Mr. Reinhold Echter, representative of MagyarCom Holding GmbH authenticator of the Minutes.

The General Meeting adopts this Resolution with 694238785 affirmative votes, 0 negative votes, and 1600 abstentions.

Resolution No. 3/2007 (IV.26.)

The General Meeting approves the agenda of the Meeting, in line with the resolution proposal, as follows:

1.                                      Report of the Board of Directors on the management of the Company, the business policy of Magyar Telekom Group and report on the business operations and the financial situation of Magyar Telekom Group in 2006 according to the requirements of the Accounting Act

2.                                      Report of the Board of Directors on the business operations of the Company in 2006, presentation of the report of the Supervisory Board and the Auditor

3.                                      Decision on the approval of the 2006 financial statements of the Company the management report and on the relief from liability of the members of the Board of Directors

4.                                      Proposal of the Board of Directors for the use of the profit after tax earned in 2006

5.                                      Modification of the Articles of Association of Magyar Telekom Plc.

6.                                      Modification of the Rules of Procedure of the Supervisory Board

7.                                      Election of Members of the Board of Directors and determination of their remuneration

8.                                      Election of Members of the Supervisory Board and determination of their remuneration

9.                                      Election of Members of the Audit Committee

10.                               Designation of the auditor who will be personally responsible for the audit of the Company and designation of the deputy auditor

11.                               Miscellaneous

The General Meeting adopts this Resolution with 694238459 affirmative votes, 2925 negative votes, and 1 abstentions.

Resolution No. 4/2007 (IV.26)

The General Meeting approves the 2006 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards,

including Balance Sheet Total Assets of HUF 1.131.595 million and Profit after tax for year 2006: HUF 87.464 million (before the deduction of HUF 12.011 million attributable to minority interests).

The General Meeting adopts this Resolution with 695445265 affirmative votes, 1600 negative votes, and 955000 abstentions.

Resolution No. 5/2007 (IV.26.)

The General Meeting approves the Y2006 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 965.862 million and After-tax Net Income of HUF 88.399 million.

The General Meeting adopts this Resolution with 695445265 affirmative votes, 1600 negative votes, and 955000 abstentions.

Resolution No. 6/2007 (IV.26.)

The General Meeting reviewed and approved the Management Report of the Board of Directors of Magyar Telekom on the financial year of 2006.

The General Meeting adopts this Resolution with 695330733 affirmative votes, 24161 negative votes, and 1046971 abstentions.

Resolution No. 7/2007 (IV.26.)

The General Meeting hereby evaluates the work of the Board members of the Company and decides on granting the relief from liability for the Board members of the Company with respect to the 2006 business year in accordance with Section 30 (5) of the Companies Act. The evaluation and the relief from liability granted by this resolution shall not apply to the liability of the Board members arising from their gross negligence or willful misconduct.

The General Meeting adopts this Resolution with 695330732 affirmative votes, 24161 negative votes, and 1046972 abstentions.

RESOLUTION No. 8/2007 (IV.26)

A dividend of HUF 70 per ordinary share (with a face value of HUF 100) and dividend of HUF 7.000 per preference share (with a face value of HUF 10.000) shall be paid to the shareholders from the profit of 2006.

After the deduction of HUF 72,993,782,050 to be disbursed as dividends from the after-tax profits of HUF 88,399,617,408  based on HAR figures, the Company shall allocate the remaining amount of HUF 15,405,835,358 as profit reserves.

May 24th 2007 shall be the first day of dividend disbursement.

On May 7, 2007 the Management Committee of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement in the following newspapers: Magyar Hírlap, Népszava, Világgazdaság and Magyar Tőkepiac, as well as on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Zrt. shall disburse dividends.

The General Meeting adopts this Resolution with 695445264 affirmative votes, 1600 negative votes, and 955001 abstentions.

Resolution No. 9/2007 (IV.26.)

On the one hand two additional activities have to be incorporated into the Articles of Association regarding the scope of activities of the Company, on the other hand the Companies Act was amended on the provisions concerning the transformation of companies therefore it is expedient that the General Meeting amend the Articles accordingly.

The General Meeting approves the amendment of the Articles of Association as follows:

1.6.2. Other activities

40.30’03 Provision of steam and hot water

74.60’03 Investigation and Secutrity activities

6.2. Matters within the Exclusive Scope of Authority of the General Meeting

… decision on

(d) any merger into, consolidation with another company or de-merger of the Company, or any termination, dissolution, liquidation, or transformation of the Company into another corporate form. If the Board of Directors prepares the documents necessary for the transformation, the General Meeting of the Company — according to 71 (1) Section of the Companies Act - may adopt a final decision on the transformation with holding only one meeting. In this case, draft statements of assets and liabilities and draft inventories of holdings pertaining to the reference date specified by the Board of Directors within the preceding six months, and approved by the auditor, shall be presented for the General Meeting.

All other provisions of the Articles of Association remain unchanged.

The General Meeting adopts this Resolution with 690108369 affirmative votes, 2925 negative votes, and 6290571 abstentions.

Resolution No. 10/2007 (IV.26.)

In order to better comply with different stock market and other regulations it is necessary to amend the Rules of Procedure of the SB.

The following Sections shall be added to the Rules of Procedure of the Supervisory Board:

10. Miscellaneous

10.1                        The Supervisory Board provides an orientation program for new members of the Supervisory Board. The orientation program gives a complex overview on the activities and operation of the Company, a general overview on the Supervisory Board and its sub-committees, including the remuneration and benefits of the members in addition to giving an overview on the duties and responsibilities of the SB members.

10.2                        The Supervisory Board gives training for all members of the Supervisory Board. The SB acknowledges the importance of training its members and is committed to provide them in order to improve the performance of the SB. It is the responsibility of the Chairman of the SB to give training related advice to the members, including advice on the most up-to-date corporate governance matters. It is recommended for the members of the Supervisory Board to participate the training programs organized for the members.

(The numbering of the remainder sections shall be amended accordingly.)

11.          Annual evaluation of the Supervisory Board

Each year the Supervisory Board shall carry out a complex evaluation on its own performance. The self assessment includes the evaluation of the contribution of the entire SB, especially those areas that — according to the opinion of the SB - can be improved. The purpose of this exercise is to enhance the efficiency of the SB and not to be aimed at the individual members. Each year the Supervisory Board holds a meeting where discusses the results of the critical self assessment.

All other provisions of the Rules of Procedure of the SB remain unchanged.

The General Meeting adopts this Resolution with 690109693 affirmative votes, 1601 negative votes, and 6290571 abstentions.

Resolution No. 11/2007 (IV.26)

The General Meeting elects dr. István Földesi to the members of Magyar Telekom Plc.’s Board of Directors to exercise the rights related to the Series „B” share in Magyar Telekom Plc.’s Board of Directors from this day until May 31, 2010.

The General Meeting adopts this Resolution with 50684862609 affirmative votes, 675900 negative votes, and 10863246 abstentions.

Resolution No. 12/2007 (IV.26)

The General Meeting elects dr. Mihály Gálik to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting adopts this Resolution with 684861719 affirmative votes, 674301 negative votes, and 10864845 abstentions.

Resolution No. 13/2007 (IV.26)

The General Meeting elects Michael Günther to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting adopts this Resolution with 684861720 affirmative votes, 675900 negative votes, and 10863245 abstentions.

Resolution No. 14/2007 (IV.26)

The General Meeting elects dr. Klaus Hartmann to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting adopts this Resolution with 684861710 affirmative votes, 675900 negative votes, and 10863245 abstentions.

Resolution No. 15/2007 (IV.26)

The General Meeting elects Horst Hermann to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting adopts this Resolution with 684863319 affirmative votes, 674301 negative votes, and 10863245 abstentions.

Resolution No. 16/2007 (IV.26)

The General Meeting elects Thilo Kusch to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting adopts this Resolution with 684863320 affirmative votes, 674300 negative votes, and 10863245 abstentions.

Resolution No. 17/2007 (IV.26)

The General Meeting elects Christopher Mattheisen to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting adopts this Resolution with 684860394 affirmative votes, 674301 negative votes, and 10864845 abstentions.

Resolution No. 18/2007 (IV.26)

The General Meeting elects Frank Odzuck to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting adopts this Resolution with 684861719 affirmative votes, 674301 negative votes, and 10864845 abstentions.

Resolution No. 19/2007 (IV.26)

The General Meeting elects dr. Ralph Rentschler to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting adopts this Resolution with 684861709 affirmative votes, 674301 negative votes, and 10864845 abstentions.

Resolution No. 20/2007 (IV.26)

The General Meeting elects Rudolf Kemler to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting adopts this Resolution with 684861719 affirmative votes, 674300 negative votes, and 10864846 abstentions.

Resolution 21/2007 (IV.26.)

The General Meeting determines the fee of the members of the Board as follows:

Chairman of the Board:	546.000 HUF/month
Members of the Board:	364.000 HUF/month

The General Meeting adopts this Resolution with 684861394 affirmative votes, 675626 negative votes, and 10864845 abstentions.

Resolution No. 22/2007 (IV.26) “B” Tag

The General Meeting elects Gellért Kadlót to the members of Magyar Telekom Plc.’s Supervisory Board to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 689436993 affirmative votes, 674300 negative votes, and 6290572 abstentions.

Resolution No. 23/2007 (IV.26)

The General Meeting elects István Koszorú to the members of Magyar Telekom Plc.’s Supervisory Board to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 689436983 affirmative votes, 674300 negative votes, and 6290572 abstentions.

Resolution No. 24/2007 (IV.26)

The General Meeting elects György Varju to the Members of Magyar Telekom Plc.’s Supervisory Board to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 689436993 affirmative votes, 674300 negative votes, and 6290572 abstentions.

Resolution No. 25/2007 (IV.26)

The General Meeting elects Péter Vermes to the members of Magyar Telekom Plc.’s Supervisory Board to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 689436993 affirmative votes, 674300 negative votes, and 6290572 abstentions.

Resolution No. 26/2007 (IV.26)

The General Meeting elects Attila Csizmadia to the members of Magyar Telekom Plc.’s Supervisory Board to exercise the rights related to the Series „B” share in Magyar Telekom Plc.’s Supervisory Board from this day until May 31, 2010.

The General Meeting adopts this Resolution with 50684864219 affirmative votes, 674300 negative votes, and 10863246 abstentions.

Resolution No. 27/2007 (IV.26)

The General Meeting elects dr. Ádám Farkas to the members of Magyar Telekom Plc.’s Supervisory Board to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 684862719 affirmative votes, 675900 negative votes, and 10863246 abstentions.

Resolution No. 28/2007 (IV.26)

The General Meeting elects dr. János Illéssy to the members of Magyar Telekom Plc.’s Supervisory Board to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 684864319 affirmative votes, 674300 negative votes, and 10863246 abstentions.

Resolution No. 29/2007 (IV.26)

The General Meeting elects dr. Sándor Kerekes to the members of Magyar Telekom Plc.’s Supervisory Board to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 689436993 affirmative votes, 674300 negative votes, and 6290572 abstentions.

Resolution No. 30/2007 (IV.26)

The General Meeting elects Konrad Kreuzer to the members of Magyar Telekom Plc.’s Supervisory Board to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 684862719 affirmative votes, 674300 negative votes, and 10864846 abstentions.

Resolution No. 31/2007 (IV.26)

The General Meeting elects dr. László Pap to the members of Magyar Telekom Plc.’s Supervisory Board to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 684862719 affirmative votes, 674300 negative votes, and 10864846 abstentions.

Resolution No. 32/2007 (IV.26)

The General Meeting elects dr. György Szapáry to the members of Magyar Telekom Plc.’s Supervisory Board to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 689436993 affirmative votes, 674300 negative votes, and 6290572 abstentions.

Resolution No. 33/2007 (IV.26)

The General Meeting elects Jutta Burke to the members of Magyar Telekom Plc.’s Supervisory Board to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 684864319 affirmative votes, 674300 negative votes, and 10863246 abstentions.

Resolution 34/2007 (IV. 26.)

The fee of the members of the Supervisory Board shall be established by the General Meeting as follows:

Chairman of the SB:	HUF 448.000 /month
Members of the SB:	HUF 294.000 /month

The regulations regarding the fee of the Chairman and members of the Audit Committee, approved by the Annual General Meeting of Y2005 with Resolution No. 13/2005 (IV.27.), remain unchanged.

The General Meeting adopts this Resolution with 684862984 affirmative votes, 674301 negative votes, and 10863245 abstentions.

Resolution No. 35/2007 (IV.26)

The General Meeting elects dr. Ádám Farkas to the members of Magyar Telekom Plc.’s Audit Committee to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 690780609 affirmative votes, 1600 negative votes, and 5619646 abstentions.

Resolution No. 36/2007 (IV.26)

The General Meeting elects dr. János Illéssy to the members of Magyar Telekom Plc.’s Audit Committee to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 690782219 affirmative votes, 0 negative votes, and 5619646 abstentions.

Resolution No. 37/2007 (IV.26)

The General Meeting elects dr. Sándor Kerekes to the members of Magyar Telekom Plc.’s Audit Committee to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 690780894 affirmative votes, 1325 negative votes, and 5619646 abstentions.

Resolution No. 38/2007 (IV.26)

The General Meeting elects dr. László Pap to the members of Magyar Telekom Plc.’s Audit Committee to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 647375376 affirmative votes, 1325 negative votes, and 5621245 abstentions.

Resolution No. 39/2007 (IV.26)

The General Meeting elects dr. György Szapáry to the members of Magyar Telekom Plc.’s Audit Committee to serve from this day until May 31, 2010.

The General Meeting adopts this Resolution with 690780884 affirmative votes, 1335 negative votes, and 5619646 abstentions.

Resolution No. 40/2007 (IV. 26.)

In compliance with the provisions of the Sarbanes-Oxley Act the same, personally responsible auditor (audit partner) may provide auditory services only for 7 years for the same customer. Due to this requirement it is necessary to elect a new auditor, who will be personally responsible for the audit activities.

The General Meeting approves the nomination of the auditor, personally responsible for the audit of the Company, nominated by PricewaterhouseCoopers Kft. (1077 Budapest, Wesselényi u. 16 Registry No.: 001464). The auditing activities regarding financial year 2007 shall be carried out by Hegedűsné Márta Szűcs, registered auditor (Certificate No.: 006838, mother’s name: Julianna Hliva, address: 2071 Páty, Várhegyi u. 6.). The assignment is effective until May 31, 2007 or, if the General Meeting closing the financial year of 2007, is held prior to May 31, 2007, until the date of such Annual General Meeting.

In case Hegedűsné Márta Szűcs is permanently prevented the acting, responsible auditor shall be Gyurikné Margit Sós (Certificate No.: 003662, mother’s name: Margit Varró, address: 1041 Budapest, Bercsényi u. 11.).

The General Meeting adopts this Resolution with 692231081 affirmative votes, 1600 negative votes, and 4169184 abstentions.

Dated as above

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: April 26, 2007